Notice of Exempt Solicitation

NAME OF REGISTRANT: Bristol-Myers Squibb Co.

NAME OF PERSON RELYING ON EXEMPTION: Sisters of St. Francis of Philadelphia

ADDRESS OF PERSON RELYING ON EXEMPTION: 609 S. Convent Road, Aston, PA 19014

NAME OF PERSON RELYING ON EXEMPTION: Bon Secours Mercy Health

ADDRESS OF PERSON RELYING ON EXEMPTION: 1701 Mercy Health Place, Cincinnati, OH 45237

NAME OF PERSON RELYING ON EXEMPTION: CommonSpirit Health

ADDRESS OF PERSON RELYING ON EXEMPTION: 185 Berry Street, San Francisco, CA 94107

NAME OF PERSON RELYING ON EXEMPTION: Congregation of Divine Providence

ADDRESS OF PERSON RELYING ON EXEMPTION: 515 SW 24th Street, San Antonio, TX 78207-4619

NAME OF PERSON RELYING ON EXEMPTION: CommonSpirit Health

ADDRESS OF PERSON RELYING ON EXEMPTION: 185 Berry Street, San Francisco, CA 94107

NAME OF PERSON RELYING ON EXEMPTION: Dana Investment Advisors

ADDRESS OF PERSON RELYING ON EXEMPTION: 20700 Swenson Drive, Suite 400, Waukesha, WI 53186

NAME OF PERSON RELYING ON EXEMPTION: Daughters of Charity, Province of St. Louise

ADDRESS OF PERSON RELYING ON EXEMPTION: 4330 Olive Street St. Louis, MO 63108

NAME OF PERSON RELYING ON EXEMPTION: Friends Fiduciary Corporation

ADDRESS OF PERSON RELYING ON EXEMPTION: 1700 Market Street, Suite 1535, Philadelphia, PA 19103

NAME OF PERSON RELYING ON EXEMPTION: Mercy Investment Services, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2039 No. Geyer Rd., St. Louis, MO 63131

NAME OF PERSON RELYING ON EXEMPTION: Daughters of Charity, Province of St. Louise

ADDRESS OF PERSON RELYING ON EXEMPTION: 4330 Olive Street St. Louis, MO 63108

NAME OF PERSON RELYING ON EXEMPTION: Missionary Oblates of Mary Immaculate

ADDRESS OF PERSON RELYING ON EXEMPTION: 391 Michigan Ave., NE, Washington, DC 20017

NAME OF PERSON RELYING ON EXEMPTION: Monasterio de San Benito

ADDRESS OF PERSON RELYING ON EXEMPTION: Rio Bamba 870, Colonia Liindavista, 07300 Mexico, D.F. Mexico

NAME OF PERSON RELYING ON EXEMPTION: Daughters of Charity, Province of St. Louise

ADDRESS OF PERSON RELYING ON EXEMPTION: 4330 Olive Street St. Louis, MO 63108

NAME OF PERSON RELYING ON EXEMPTION: Sisters of the Holy Names of Jesus and Mary

ADDRESS OF PERSON RELYING ON EXEMPTION: U.S.-Ontario Province Administrative Center, P.O. Box 398, Marylhurst, OR 97036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of these filers under the terms of the Rule but is made voluntarily.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card, as it will not be accepted. Vote your proxy according to the instructions set forth in the Company’s proxy statement.

April 12, 2021

Bristol-Myers Squibb Co.

Stockholder Proposal #6 on Independent Chair

We are writing to urge Bristol-Myers Squibb Company (“BMY” or the “Company”) shareholders to VOTE FOR ITEM #6 (Independent Board Chair) (the “Proposal”) on the Company’s 2021 proxy. The proponents of this resolution are BMY shareholders and members of the Investors for Opioid and Pharmaceutical Accountability (IOPA).

Resolved Clause

RESOLVED: Shareholders request the Board of Directors adopt as policy, and amend the bylaws as necessary, to require henceforth that the Chair of the Board of Directors, whenever possible, be an independent member of the Board. This independence policy shall apply prospectively so as not to violate any contractual obligations. If the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

In our view, shareholders are best served by an independent board chair who can provide the strongest form of independent oversight. In light of ongoing and significant controversies and legal challenges, a long history of compliance failures, and reputational damage, BMY’s Board should ensure rigorous oversight by adopting best practice governance policies, including an independent board chair.

BMY’s Board should ensure rigorous oversight by adopting best practice governance policies, including an independent board chair.

•	The BMY Board opposes the Proposal by arguing that the presence of a “Lead Independent Director role, as well as our other corporate governance practices, already provide the independent leadership and management oversight requested by this proposal.” However, the retiring Lead Director (on the Board since 2006) sits on three other boards, chairing two of them. The newly appointed Lead Director also sits on two other public company boards, as well as several private company and nonprofit boards. The board leadership structure that BMY references has been in place for many years while the company and its shareholders have had to endure litigation, fines, settlements, and reputational damage.

•	We believe an independent lead director is not an adequate substitute for an independent board chairman. According to the EY Center for Board Matters, lead independent directors “do not command the same authority as a board chair.”[1]

•	The IRS has recently questioned BMY’s use of questionable tax strategies to evade its tax responsibilities and now alleges that the company owes a total of $1.38 billion in unpaid taxes.[2]

•	According to PWC’s 2019 survey of over 700 directors, 57% of directors surveyed who sit on a board with a chair/CEO say it is difficult to voice dissent. When the chairman and CEO are the same person, there is a greater risk that important questions will not get asked.

•	The Council of Institutional Investors, an authoritative voice on governance matters, supports an independent chair because a “CEO who also serves as a chair can exert excessive influence on the board and its agenda.”

•	Separating the chair and CEO positions can reduce this conflict, and an independent chair provides the most transparent separation of power between the CEO and the rest of the board.

•	Proxy advisor Glass Lewis stated in a 2016 report “that shareholders are better served when the board is led by an independent chairman who we believe is better able to oversee the executives of the Company and set a pro-shareholder agenda without the management conflicts that exists when a CEO or other executive also serves as chairman. This, in turn, leads to a more proactive and effective board of directors.”

•	Litigation and other legal challenges have plagued BMY in recent years, suggesting that board oversight has been lacking. The problems include: (1) a $20 million settlement in 2016 for improperly marketing its drug Abilify[3];(2) a $30 million settlement in 2016 for paying kickbacks to induce doctors to prescribe several of its medicines[4]; (3) an order to pay, along with partner Sanofi, $834 million for failing to properly warn of health risks from the companies’ jointly-created blood thinner Plavix[5]; (4) an agreement to pay $75 million to resolve allegations of knowingly underpaying rebates that were owed to Medicaid programs of various states.[6]

•	In 2020, this independent board chair proposal at BMY received a 44.5% vote in support.

Vote FOR Proposal #6 to require an independent board chair at Bristol-Myers Squibb Co.

An independent chair is vital to ensure that tough questions of strategy, governance, culture, compliance and risk are being adequately discussed and independently overseen at the board level. By voting FOR Proposal 6, you can send a message to BMY’s board of directors that you value independent board leadership.

For further information, please contact Tom McCaney, Sisters of St. Francis of Philadelphia at tmccaney@osfphila.org.

_____________________________

1 https://corpgov.law.harvard.edu/2018/11/20/todays-independent-board-leadership-landscape/

2 https://www.fiercepharma.com/pharma/irs-alleges-bristol-myers-squibb-dodged-up-to-1-38b-taxes-2012-report?mkt_tok=

Mjk0LU1RRi0wNTYAAAF8LWDnRdL3dRpT88DwJwDEqunYK8KAhOpIv5kS7I6EC4t5jdSc5tDx5jJ-I2RDK8DjNB7azqs3Vm0duMlf5X_KPNDzrOxwlnCdv6uR4hXU6hxlp0c&mrkid=639911

3 https://www.drugwatch.com/news/2016/12/16/bristol-myers-20m-abilify-settlement/

4 https://bioethics.georgetown.edu/2016/07/bristol-myers-pays-30-million-to-settle-kickback-charges/

5 https://www.aljazeera.com/economy/2021/2/16/bristol-myers-sanofi-to-pay-hawaii-834m-over-plavix

6 https://www.bctv.org/2021/04/05/bristol-myers-squibb-to-pay-75-million-to-resolve-false-claims-act-allegations/